Exhibit 99.3

Advantis Certified Staffing Solutions, Inc.

Consolidated Financial Statements
and Independent Auditor’s Report

December 31, 2025 and 2024

i

Independent Auditor’s Report

To the Board of Directors of

Advantis Certified Staffing Solutions, Inc.

Deer Park, Texas

Report on the Audit of the Consolidated Financial Statements

We have audited the consolidated financial statements of Advantis Certified Staffing Solutions, Inc. and subsidiary (collectively, the “Company”), which comprise the consolidated balance sheets as of December 31, 2025 and 2024, and the related consolidated statements of operations, changes in stockholder’s deficit, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the Company’s financial position as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (“GAAS”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Management’s Responsibilities for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with GAAP, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events that, considered in the aggregate, raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but it is not absolute assurance, and is therefore not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists.

The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

●	Conclude whether, in our judgment, there are conditions or events that, considered in the aggregate, raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Houston, Texas

March 13, 2026

Advantis Certified Staffing Solutions, Inc.

Consolidated Balance Sheets

As of December 31, 2025 and 2024

	2025	2024
Assets
Current assets:
Cash	$2,783,261	$585,789
Trade accounts receivable, net	1,165,911	1,094,837
Employee retention credit, receivable	-	2,066,866
Accrued receivables	23,164	22,322
Prepaid expenses and other current assets	62,345	45,273
Total Assets	$4,034,681	$3,815,087

Liabilities and Stockholders’ Deficit

Current liabilities:
Accounts payable and accrued expenses	$748,778	$727,949
Accrued interest, related party	4,383,000	3,831,750
Advance facility	678,319	904,904
Related party notes payable	4,500,000	4,500,000
Total current liabilities	10,310,097	9,964,603

Noncurrent liabilities:
Related party notes payable, net of current maturities	1,381,586	1,381,586
Total noncurrent liabilities	1,381,586	1,381,586

Total liabilities	11,691,683	11,346,189

Stockholder’s deficit:
Series A common stock (Par value $.01 per share; 90,000,000 shares authorized; 750,000 shares issued and outstanding)	7,500	7,500
Series B common stock (Par value $.01 per share; 10,000,000 shares authorized; 9,500,000 shares issued and outstanding)	95,000	95,000
Additional paid-in capital	16,193,712	16,193,712
Retained deficit	(23,953,214)	(23,827,314)
Total stockholder’s deficit	(7,657,002)	(7,531,102)
Total Liabilities and Stockholder’s Deficit	$4,034,681	$3,815,087

See accompanying notes to the consolidated financial statements.

Advantis Certified Staffing Solutions, Inc.

Consolidated Statements of Operations

For the years ended December 31, 2025 and 2024

	2025	2024
Revenue	$5,682,158	$5,419,811
Payroll and other direct operating expenses	4,391,308	4,209,672
Gross profit	1,290,850	1,210,139
Selling, general, and administrative expenses	1,182,374	1,294,116
Operating profit (loss)	108,476	(83,977)

Other income (expense):
Gain on extinguishment on debt	-	2,377,767
Other income	610,683	291,929
Interest expense	(842,524)	(854,251)
Miscellaneous other expense	(550)	-
Total other income (expense)	(232,391)	1,815,445

Income (loss) before income taxes	(123,915)	1,731,468
Income tax expense	(1,985)	(3,906)
Net Income (Loss)	$(125,900)	$1,727,562

See accompanying notes to the consolidated financial statements.

Advantis Certified Staffing Solutions, Inc.

Consolidated Statements of Changes in Stockholder’s Deficit

For the years ended December 31, 2025 and 2024

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance at January 1, 2024	$102,500	$16,193,712	$(25,554,876)	$(9,258,664)
Net income	-	-	1,727,562	1,727,562
Balance at December 31, 2024	102,500	16,193,712	(23,827,314)	(7,531,102)
Net loss	-	-	(125,900)	(125,900)
Balance at December 31, 2025	$102,500	$16,193,712	$(23,953,214)	$(7,657,002)

See accompanying notes to the consolidated financial statements.

Advantis Certified Staffing Solutions, Inc.

Consolidated Statements of Cash Flows

For the years ended December 31, 2025 and 2024

	2025	2024
Cash flows from operating activities:
Net income (loss)	$(125,900)	$1,727,562
Adjustments to reconcile net income (loss) to net cash from operating activities:
Gain on debt extinguishment	-	(2,377,607)
Changes in:
Trade accounts receivable, net	(71,074)	(255,678)
Employee retention credit, receivable	2,066,866	-
Accrued receivables	(842)	43,600
Prepaid expenses and other current assets	(17,072)	158,948
Accounts payable and accrued expenses	20,829	(198,287)
Accrued interest	551,250	549,000
Net cash provided by (used in) operating activities	2,424,057	(352,462)

Cash flows from financing activities:
Advance facility payments	(226,585)	(27,129)
Net cash used in financing activities	(226,585)	(27,129)

Net change in cash	2,197,472	(379,591)
Cash, beginning of year	585,789	965,380
Cash, End of Year	$2,783,261	$585,789

Supplemental cash flow information:
Cash paid for interest	$291,274	$305,251

Non-cash financing activity:
Insurance premiums financed	$-	$120,139

See accompanying notes to the consolidated financial statements.

Advantis Certified Staffing Solutions, Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

1. Organization

Advantis Certified Staffing Solutions, Inc. (“ACSS”) is a C-Corporation organized in the state of Texas. Advantis Occupational Health, LLC (“AOH”) is a wholly owned subsidiary of ACSS. ACSS and AOH (collectively, the “Company”) provide temporary and permanent employment placement solutions in clerical, administrative, healthcare, and professional services. The Company has locations in Texas and Michigan.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Accounting principles followed and the methods of applying those principles which materially affect the determination of financial position, results of operations, and cash flows are summarized below.

Principles of Consolidation

The consolidated financial statements presented herein include the accounts of ACSS and AOH. All intercompany accounts and transactions have been eliminated upon consolidation.

Liquidity and Capital Resources

The Company had a net working capital deficit of approximately $6,275,416 and $6,149,516 at December 31, 2025 and 2024, respectively. The working capital deficit is mainly due to amounts due to the stockholder of the Company.

Management continues to evaluate costs and is making efforts to return the Company to profitability. In addition, management is working with creditors to extend maturity of the debt and obtain more favorable terms on the debt.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could vary from the estimates that were used.

Advantis Certified Staffing Solutions, Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

2. Summary of Significant Accounting Policies (continued)

Trade Accounts Receivable, net

Accounts receivables are stated net of an allowance for credit losses. The Company provides allowances which management believes are adequate to absorb losses to be incurred in realizing the amounts of trade accounts receivable recorded in the accompanying consolidated financial statements. Accounts are periodically assessed for collectability, and a provision for uncollectible accounts is charged to earnings. When management deems an account uncollectible, the amount is applied against the allowance for credit losses. As of December 31, 2025 and 2024, management determined that an allowance for credit losses was not necessary.

Current Expected Credit Losses

The current expected credit loss (“CECL”) model represents a measurement of credit losses on financial instrument. The CECL model is a more forward-looking approach based on expected losses rather than incurred losses, requiring entities to estimate and record losses expected over the remaining contractual life of an asset.

Revenue Recognition

All revenue is recognized at a point in time once services are provided and performance obligations have been completed. Revenue and cash flows are not subject to uncertainty as amounts are billed at pre-agreed rates. Payment is due net 30 days. A major customer of the Company is entitled to receive a rebate at the end of each calendar year based on revenue from the customer during the year. The Company accrues for this rebate based on expected business from the customer and the rebate is treated as contra-revenue.

Advertising

The Company expenses all advertising costs as incurred. Such costs are included in selling, general, and administrative expenses on the accompanying consolidated statements of operations, and totaled $35,818 and $28,459 for the years ended December 31, 2025 and 2024, respectively.

Income Taxes

The Company has elected to be taxed as a corporation for income tax purposes, and accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statements carrying amounts for existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized as income in the period that includes the enactment date. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that the related tax benefits will not be realized.

Advantis Certified Staffing Solutions, Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

2. Summary of Significant Accounting Policies (continued)

The Company is subject to certain state and local taxes. Amounts related to such taxes are recorded as a component of the provision for income taxes on the accompanying consolidated statements of operations.

Authoritative guidance for accounting for uncertainty in income taxes requires that the Company recognize the consolidated financial statements benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an examination. Management has reviewed the Company’s tax positions and determined there were no uncertain tax positions requiring recognition in the consolidated financial statements. The Company’s policy is to record any penalties and interest related to income tax as a component of the provision for income taxes on the consolidated statements of operations.

Federal and state income tax statutes dictate that tax returns filed in any of the previous three reporting periods remain open to potential examination by relevant tax oversight authorities. The Company was not the subject of any such examinations during the years ended December 31, 2025 and 2024.

Concentration of Risk

For the years ended December 31, 2025 and 2024, one customer accounted for 97% and 93% of revenue, respectively. As of December 31, 2025 and 2024, one customer accounted for 97% and 95% of the accounts receivable balance, respectively.

Recent Accounting Pronouncements

Recent accounting pronouncements issued by the Financial Accounting Standards Board (“FASB”) or other authoritative standards groups with future effective dates are either not applicable or are not expected to be significant to the Company’s consolidated financial statements. All accounting policies used by the Company remain consistent with those applied in the prior year.

3. Advance Facility

The Company has an arrangement with a lending institution that includes an accounts receivable advance facility. Through this arrangement, the Company receives an advance of 85% of accounts receivable delivered for advance. The arrangement makes the advance on invoiced amounts, less a funding fee of Prime plus 2.00%, with a floor of 6.50%. In addition, the arrangement has a fee of 0.60% for the first 30 days that an account is unpaid, with an additional 0.085% fee every 5 days thereafter that the account remains unpaid. The facility limit is $3,000,000 of which $678,319 and $904,904 was outstanding at December 31, 2025 and 2024, respectively. For the years ended December 31, 2025 and 2024, $203,820 and $230,130, respectively, was charged as interest and fees for this advance facility, which is included on the accompanying consolidated statements of operations.

Advantis Certified Staffing Solutions, Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

4. Notes Payable

Notes Payable to Related Parties

The Company has an amended note with its stockholder that has a principal amount of $4,500,000 and carries interest at the rate of 12.0% per annum. This note matured on November 30, 2021, at which time all outstanding and accrued interest were due. As of the date of these consolidated financial statements, the Company has not repaid this note and is in default.

Accrued interest on this note totaled $4,383,000 and $3,831,750 as of December 31, 2025 and 2024, respectively.

During October 2019, multiple bridge loans the Company held with its stockholder were consolidated into one promissory note. All outstanding accrued interest on the existing bridge loan notes was rolled into the original principal balance of the new consolidated promissory note. This note carries interest at the rate of 6.33% per annum and requires quarterly interest payments. On December 31, 2025, the maturity date was extended to December 31, 2027. All outstanding principal and accrued interest are due upon the note’s maturity. As of December 31, 2025 and 2024, the amount outstanding on this note is $1,381,586.

Notes Payable to Third Parties

The Company had a note payable that matured on October 8, 2019. The note had an original principal amount of $1,300,000, carried interest at the rate of 8% per annum, and required principal payments of $108,333 per quarter beginning on December 31, 2016. If the Company failed to make these quarterly payments, the amount missed was subject to an additional interest charge of 4% per annum.

During 2024, the Company wrote off the note and accrued interest, and the debt extinguishment gain was recognized within other income on the accompanying consolidated statement of income for the year ended December 31, 2024.

The Company had notes payable to various third parties totaling $765,607 and bearing interest at rates ranging from 4.75% to 8% per annum. These notes matured prior to 2024 and were classified as current debt on the consolidated balance sheets. The Company wrote off the notes and the debt extinguishment gain was recognized within other income on the accompanying consolidated statement of income for the year ended December 31, 2024.

During the year ended December 31, 2024, the Company entered into a financing agreement with a finance company to fund its annual insurance premiums. For the March 2024 to March 2025 policy period, financing is provided over a term of 12 months. The agreement matures on March 31, 2025, accrues interest at a rate of 10%, and requires monthly principal and interest payments of $12,500.

There was no balance on this financing agreement as of December 31, 2025. The balance on this financing agreement was $12,014 as of December 31, 2024, which is included within accounts payable and accrued expenses on the accompanying consolidated balance sheets.

Advantis Certified Staffing Solutions, Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

5. Commitments and Contingencies

In November 2018, ACSS filed a complaint against a former employee and director. In 2024, the court ruled against the Company’s favor and the Company appealed. The judgement against the Company was $450,000, which is included in accounts payable and accrued expenses on the consolidated balance sheets. As of the date these consolidated financial statements were available to be issued, the parties are awaiting a ruling on the appeal by the court.

The Company is, at times, involved in various claims and legal proceedings. These cases are, in the opinion of management, routine matters incidental to the normal business. If considered likely, estimated losses under these claims have been accrued in these consolidated financial statements. Management believes the ultimate disposition of such proceedings will not have a significant, or materially adverse, effect on the Company’s financial position or results of operations.

6. Related Party Transactions

See Note 4 for all related party notes payable.

7. Employee Retention Tax Credits

Under the provisions of the CARES Act, the Company is eligible for a refundable employee retention credit subject to certain criteria. The Company adopted a policy to recognize the employee retention credit when earned, and to record the credit as other income. Interest income related to the employee retention credit of $591,557 was recognized in other income for the year ended December 31, 2025. No interest income related to the employee retention credit was earned or recognized for the year ended December 31, 2024. There was no employee retention credit receivable balance as of December 31, 2025. The employee retention credit receivable balance as of December 31, 2024 was $2,066,866, which was collected in 2025.

8. Income Taxes

The Company’s deferred income tax assets and liabilities are computed for temporary differences between the consolidated financial statement basis and the tax basis of assets and liabilities that will result in future taxable or deductible amounts based on enacted tax laws and rates applicable to the periods in which the differences are expected to be realized. Income tax expense is the taxes payable or refundable for the period, plus or minus the change in deferred tax assets and liabilities in the period.

For the years ended December 31, 2025 and 2024, the Company’s income tax expense is as follows:

	2025	2024
Current:
Current income tax, federal	$131	$-
Current income tax, state and local	1,854	3,906
	$1,985	$3,906

Advantis Certified Staffing Solutions, Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

8. Income Taxes (continued)

	2025	2024
Deferred:
Deferred income tax, federal	$172,422	$(221,205)
Deferred income tax, state and local	(172,422)	221,205
	$-	$-
Total income tax expense	$1,985	$3,906

As of December 31, 2025 and 2024, the Company has a net deferred tax asset of $4,750,800 and $5,018,823, respectively, which consists of the following significant temporary differences: (i) allowance for doubtful accounts; (ii) intangible assets differences between book basis and tax basis; (iii) charitable contributions; (iv) accrued liabilities; and (v) net operating loss carryforwards.

The Company has recorded a full valuation allowance against the net deferred tax asset. The net operating loss carryforwards for state and federal taxes begin to expire from 2023 forward.

The significant items causing the effective tax rate of .38% and .23% for the years ended December 31, 2025 and 2024, respectively, to be lower than the enacted statutory federal income tax rate of 21% are: (i) non-deductible expenses; (ii) state income taxes; (iii) prior year adjustments and true-ups; and (iv) valuation allowance.

9. Capital Stock

As of December 31, 2025 and 2024, the Company had common stock reserved for exercise of stock warrants. The stock warrants provide for 250,000 shares of Series A common stock to be purchased at par value. In addition, warrants provide the holder with shares of Series A common stock equal to 5% of the total number of fully diluted shares at the time of exercise.

At December 31, 2025 and 2024, this would have represented 50,000 shares of Series A common stock. These warrants all expire in January 2027. The Company has not recognized any discount for these warrants, as the warrants are deemed to have no value.

10. Subsequent Events

The Company’s management has evaluated subsequent events and transactions through March 13, 2026, the date the consolidated financial statements presented herein were available to be issued.

In March 2026, the Company repaid the accounts receivable advance facility in full, which had a balance of $678,319 as of December 31, 2025.